

File No. 82-173



19 May 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

pp

MARIAN GIBNEY
Secretary and General Counsel

encl

dlw 6/3

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone* (07) 3833 8000** *Facsimile (07) 3832 2426* *Website www.mim.com.au*

File No. 82-173



MIM

Information Release

19 May, 2003

REVISED PROFIT OUTLOOK FOR SECOND HALF 2002/03

MIM's estimated net profit after tax for the June half 2003 for continuing operations has been revised downwards.

On 29 April, the company stated that it expected a range of $50 to $65 million subject to ongoing price and exchange movements and the achievement of heavy shipping schedules.

The company's financial results are being adversely affected by the strengthening Australian dollar compared to the US dollar, which impacts not only sales for the balance of the period but also inventory and debtors in hand.

Assuming that the A$/US$ exchange rate remains around 65 cents and there is no material improvement in commodity prices, MIM estimates that the net profit after tax for continuing operations for the June half is unlikely to exceed the first (December 2002) half's $33 million.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone **(61 7) 3833 8000** Facsimile (61 7) 3832 2426 Website www.mim.com.au